FILE NO. 70-______

                                June 5, 2000

                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
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                                  FORM U-1

             APPLICATION FOR AN EXEMPTIVE ORDER UNDER SECTION 2(A)(7)
                 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                            The AES Corporation
                           1001 North 19th Street
                            Arlington, VA 22209

            (Name of company filing this statement and address
                      of principal executive offices)
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                            William R. Luraschi
                       General Counsel and Secretary
                            The AES Corporation
                           1001 North 19th Street
                            Arlington, VA 22209

                      (Name and address of agent for service)
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     The Commission is also requested to send copies of any communications in connection with this matter to:

Clifford M. Naeve, Esq.
Judith A. Center, Esq.
William C. Weeden
Skadden, Arps, Slate, Meagher & Flom L.L.P.
1440 New York Avenue, N.W.
Washington, D.C. 20005




               Application For Exemptive Order Under Section 2(a)(7)
                 of the Public Utility Holding Company Act of 1935

ITEM 1.               DESCRIPTION OF PROPOSED TRANSACTION

A.      INTRODUCTION AND GENERAL REQUEST

               The AES Corporation ("AES") hereby submits this application to the Securities and Exchange Commission (the "Commission") for an order under Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") declaring that, under the circumstances described in this application, AES will not be a holding company under Section 2(a)(7) of the Act with respect to Florida Public Utilities Co. ("FPU"), a Florida corporation and a public utility company under the Act, even though for a brief period it may technically own indirectly approximately 9.9 percent of FPU's common stock. AES is a public utility holding company exempt from registration under Section 3(a)(5) of the Act. It believes that it is entitled to relief under Section 2(a)(7)(B) because under the circumstances and pursuant to the self- imposed ownership limitations described below, AES will not be able to exercise control over FPU, and thus during the brief period in which it would own FPU common stock indirectly, such stock should not be deemed to be "voting securities" under Section 2(a)(17) of the Act. AES believes that the circumstances surrounding its acquisition of an interest in FPU justify a finding that it would not be a holding company under Section 2(a)(7) of the Act with respect to its proposed acquisition of C.A. La Electricidad de Caracas ("EDC"), a Venezuelan electric utility holding company, and Corporacion EDC, C.A. ("CEDC," and together with EDC, the "Companies"), and a concomitant finding that it will not be an affiliate of FPU. For this reason, the Commission should determine that
Section 9(a)(2) of the Act does not apply to its indirect acquisition of FPU.1

               AES has no interest in acquiring, or intention to acquire, any interest in FPU. However, in an attempt to thwart AES's plan to acquire an interest in the Companies, EDC acquired on June 2, 2000 9.9 percent of FPU's common stock. EDC has stated in a press release that because of this acquisition it believes that any person who already owns 5 percent or more of a U.S. public utility company must obtain Commission approval before acquiring 5 percent or more of EDC.

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1   The common stock of the Companies trade together as "stapled" shares and cannot be traded separately.


               EDC's acquisition of FPU common stock is thus by its own admission simply a "poison pill" adopted merely to foil a legitimate attempt by a company such as AES to acquire an interest in it. AES believes that such an action is not a legitimate application of the Act, as it attempts to exploit one part of the statute, Section 9(a)(2), to thwart the wishes of Congress expressed in another part, Section 33. Moreover, in order to eliminate any possibility that an acquisition by AES of an indirect interest in FPU would in any way raise any issues relevant to the Commission's administration of the Act or the evils the Act was intended to prevent, AES commits that it will (i) refrain from voting any FPU common stock in which it may obtain an interest by reason of its acquisition of EDC, (ii) take any steps the Commission may require so that it exercises no control whatsoever over FPU, including placing any common stock of FPU in which it may have an interest in a voting trust or similar legal vehicle, and (iii) sell any interest in FPU common stock on the open market to an unaffiliated third party or parties as soon as possible after acquiring that interest by reason of its acquisition of EDC, thus severing all links with FPU that AES would unwillingly encounter in connection with its acquisition of an interest in a foreign utility company, EDC. AES will structure its actions so that at no time will it have any substantive corporate relationship with FPU, and so that any suggestion of formal legal connections between AES and FPU are severed at the earliest possible time. In short, AES is committed to full compliance with the Act in the face of an illegitimate attempt to thwart a business initiative on its part that the Act specifically encourages.

B.      DESCRIPTION OF THE PARTIES

        1.     INFORMATION CONCERNING AES

               AES, incorporated in Delaware, is a public utility holding company exempt from registration under Section 3(a)(5) of the Act. AES Corporation, Holding Co. Act Release No. 27063 (August 20, 1999). It is a United States-based multinational electric power generation and energy distribution company, with 125 generation facilities in 16 countries and 17 distribution companies with operations in eight countries worldwide. It owns all of the common stock of CILCORP, the parent of CILCO, an electric and gas utility engaged in the generation, transmission, distribution, and sale of electric energy, and the purchase, distribution, transportation and retail sale of natural gas, in central and east-central Illinois. Other activities include the sale of steam and other commodities related to AES's cogeneration operations, as well as operational, construction and project development services, and gas and power marketing. AES also owns partial interests (both majority and minority) in companies that distribute and sell electricity directly to commercial, industrial, governmental, and residential customers.


        2.     INFORMATION CONCERNING EDC

               The information contained in this application concerning EDC was obtained from public sources and AES has not independently verified such information.

               EDC is the largest privately owned electricity generation, transmission and distribution company in Venezuela and one of the largest companies in Venezuela. EDC provides electric service principally to Caracas and its surrounding areas and is the largest private sector electric utility in Venezuela. EDC is organized under the laws of Venezuela, and its principal executive offices are located in Caracas, Venezuela. CEDC was incorporated in 1996 as a holding company for non-Venezuelan investments and for Venezuelan investments other than in regulated electricity activities.

               During the year ended December 31, 1999, EDC sold 9,798 GWh of electricity to 1,131,552 customers. EDC's generation facilities have an aggregate installed capacity at December 31, 1999 of 2,265 MW. During the year ended December 31, 1999, EDC generated 7,163 GWh and purchased for redistribution and sale to EDC's clients 4,384 GWh. EDC holds a 28% interest in Empresa Engergia de Pacifico, S.A. ("EPSA") an electric utility in Colombia. EDC has stated that it intends to transfer its interest in EPSA to CEDC during the current year.

               CEDC holds interests in companies dedicated to the production and distribution of electricity, telecommunications and distribution of natural gas. It also holds interests in electric utilities located in El Salvador, Colombia and Venezuela. In December 1999, CEDC indirectly acquired a 60% interest in Phoenix Internacional, C.A., a oil industry services company. CEDC also holds an interest in S.A. Venezolana Domestica de Gas ("DOMEGAS"), which is engaged in the distribution of natural gas for domestic use in southeastern Caracas. CEDC also has interests in companies that provide stock transfer, security, engineering and property services in Venezuela. CEDC is organized under the laws of Venezuela, and has its principal executive offices are located in Caracas.

        3.     INFORMATION CONCERNING FPU

               The information contained in this application concerning FPU was obtained from public sources and AES has not independently verified such information.

               FPU is a Florida public utility which provides natural and propane gas service, electric service and water service in Florida. It is comprised of four divisions, which serve customers in different regions of the state. Two of the divisions, those serving West Palm Beach and the Mid-Florida districts of Sanford and DeLand provide only natural gas and propane service. The remaining two, which serve Marianna and Fernandina Beach, provide only electric service.

               The Company is comprised of the following four divisions and number of customers as of December 31, 1999: (1) West Palm Beach, located in southeast Florida, serves natural gas to 28,784 customers and propane gas to 5,405 customers; (2) Mid-Florida, consisting of the Sanford and DeLand districts, serves 9,622 natural gas distribution customers and 2,856 propane customers; (3) Marianna, located in the Florida panhandle, provides electricity to 11,934 customers; and (4) Fernandina Beach, located in extreme northeast Florida, serves 12,956 electric customers and 6,665 water customers. The Company receives its total supply of natural gas at eleven City Gate Stations connected to Florida Gas Transmission Company's (FGT) pipeline system. It purchases most of its electrical power supply requirements at wholesale rates from two nearby generating utilities, Gulf Power Company and The Jacksonville Electric Authority.

               FPU's properties consist primarily of distribution systems and related facilities, i.e., electric transmission and distribution lines and gas mains. The company's propane gas systems have bulk storage facilities and tank installations on the customers' premises. Finally, FPU has water properties consisting of deep wells, pumping equipment, water treatment facilities and distribution systems.

B.      DISCUSSION

        1.     STATUTORY FRAMEWORK

               Section 9(a)(2) of the Act provides that it shall be unlawful without prior Commission approval for any person that owns five percent of the voting securities of a public utility company, i.e., that is an affiliate of that company as that term is defined in Section 2(a)(11), to acquire five percent or more of the voting securities of another public utility company, i.e., to become an affiliate of a second public utility company. Section 2(a)(17) of the Act defines a voting security as "any security presently entitling the owner or holder thereof to vote in the direction of the affairs of a company . . . ." Finally, under Section
2(a)(7)(B) of the Act, the Commission may, upon application, declare a person not to be a holding company upon a finding that the person does not directly or indirectly control a public utility company, is not an intermediary through which such control is exercised, and does not exercise such controlling influence over the management or policies of a public utility company as to make it necessary or appropriate in light of policies the Act was intended to promote to find that person to be a holding company.

        2.     ANALYSIS

               The Act states in Section 1 that it was intended to eliminate certain evils caused by the use of holding company structures within the public utility industry and to prevent those evils from recurring. It does this through limiting the scope of holding company systems, regulating their activities, and controlling utility acquisitions that do not create holding companies, as defined in the Act, but result rather only multiple affiliate relationships that could foster situations which promote the evils the Act was designed to counter. The Act focuses on practical realities and not on mere forms, as is demonstrated by the considerable discretion the Act grants to the Commission both to forego its application in situations where the form but not the substance of a proscribed undertaking is present, and to enforce its requirements where the substance but not the form is detected. In its origins and throughout the course of its administration the Act's focus has been substantive, not formalistic.

               AES currently finds itself in a situation not of its choosing in which a party is seeking to use the Act for purposes that have nothing to do with its substance and intent, and which undermine policies Congress has attempted to promote through the Act, especially through amendments to the Act in the Energy Policy Act of 1992. EDC has on June 2, 2000 purchased 9.9 percent of the voting securities of FPU, at a 73 percent premium to the closing price of the FPU common stock on the American Stock Exchange on June 1, 2000. EDC has acquired those securities not on the basis of any assessment of their investment value or because of plans to gain control of the underlying utility assets of FPU. On the contrary, by its own admission, as set forth it its press release of June 2, "EDC has acquired the FPU shares for strategic purposes." EDC is furthermore quite specific about its strategy. It intends to use the Act not for any purposes which are consistent with its underlying policies, but purely as a defensive corporate policy. In its own words:

               Under the Public Utility Holding Company Act of 1935, FPU is now an affiliate of EDC. Because of that affiliate relationship EDC believes that, any person who already owns 5% or more of a United States public utility must obtain the prior approval of the U.S. Securities and Exchange
               Commission before acquiring 5% or more of EDC.


               EDC's acquisition of FPU was made in the context of a contest for control of EDC currently ongoing in Caracas, Venezuela and in the United States. AES plans to acquire, at a minimum, approximately 45 percent of the shares of EDC. However, upon acquiring those shares AES cannot gain control of EDC's board of directors until a meeting of the shareholders of EDC is held, at which time AES would be able to elect new board members. Under Article 9 of EDC's By-Laws, any shareholder owning more than one-fifth of the shares of the company can require the directors to call a special meeting of the shareholders. Once a meeting has been requested, Article 278 of the Venezuelan Commercial Code requires that the meeting must be called within 30 days. Under current circumstances, AES expects that EDC management will attempt to postpone for as long as possible a shareholder meeting that would allow AES to elect its representatives to the EDC board of directors. Prior to such a meeting, AES as a shareholder clearly does not have the opportunity to vote its shares in a way that would allow it to participate in the affairs or management of EDC, much less FPU. Given the extreme hostility that EDC management has manifested toward AES, AES will have no opportunity to exercise any influence whatsoever over EDC prior to any board meeting in which its representatives participate. This situation would be unchanged even if AES were to acquire 50 percent or more of the shares of EDC.

               Immediately upon gaining control of the EDC board of directors, AES will take all necessary steps to dispose of EDC's interest in FPU. FPU shares are publicly traded on the American Stock Exchange, and the new management at EDC will thus be in a position to dispose of the shares it holds without delay. If for any reason EDC is prevented from selling those shares immediately, AES will have in place steps to ensure that the shares of FPU held by EDC are not voted and, if necessary, will be placed in a voting trust or other legal device which prevents AES or EDC exercising any control over FPU. AES will establish such a trust or other legal device prior to exercising any control over EDC.

               EDC's attempt to thwart AES's legitimate business objectives through recourse to the Act, in particular a provision of the Act, Section 9(a)(2), which was intended to control the growth of holding company systems, represents a use of the Act for an end that Congress never intended, and, if effective, would discourage the kind of transactions that Congress explicitly has authorized. Congress passed Section 33 of the Act, which precludes foreign utility companies from being deemed public utility companies under Section 2(a)(5), to facilitate investments by U.S. companies in foreign utility operations. It would be highly anomalous if a party were to be allowed to undermine that policy simply by purchasing a small share of a U.S. utility and invoking another provision of the statute with no relevance to the substance of the underlying transaction.

               AES believes the Act provides ample basis to remedy this situation and for the Commission to find that approval under Section 9(a)(2) is not necessary in connection with its acquisition of a controlling interest in EDC. First of all, under the circumstances in which AES will hold both EDC securities and, indirectly, FPU securities, those securities should not be deemed to be voting securities. Under Section 2(a)(17) of the Act a voting security is "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of the company . . . ." (emphasis added). The Commission has concurred in the view that "[t]he two salient features of the definition of a 'voting security' are (i) that it provides the owner or holder with the present right to vote; and (ii) that such present right to vote may be exercised in the direction or affairs of a company." Pinacle West Capital Corporation, SEC No-Action Letter (Feb. 7, 1990). Prior to the time an EDC shareholders meeting is convened, AES will have no opportunity, i.e., it will not be presently entitled to vote any EDC securities it may hold or to participate in the direction or management of the affairs of either EDC or FPU.

               The Commission on numerous occasions has found that securities presently entitling their holder to influence decisions on certain limited major transactions, and other matters deemed by the Commission to be necessary or appropriate to protect a passive investment interest, are not voting securities. See, e.g., Berkshire Hathaway Inc., SEC No-Action Letter (March 10, 2000); Western Resources, Inc., SEC No-Action Letter (Nov. 24 1997). In practice, those securities give some limited control over the management or affairs of a public utility company in specific, clearly-defined circumstances. The position of AES prior to any EDC shareholders meeting will be substantially less secure than that of a holder of securities carrying certain investor protection rights. AES will be entirely at the mercy of current, and hostile, EDC management and fully expects that management will use every available opportunity to subvert AES's interests. In short, during this period AES will have no actual or effective influence or control over EDC or FPU.

               Because it will not under these circumstances hold voting securities as defined in the Act, AES maintains that in those circumstances it also will not be a holding company under Section 2(a)(7)(A) of the Act.
Section 2(a)(7)(B) of the Act, empowers the Commission, upon application, to declare a person not to be a holding company upon a finding that the person does not directly or indirectly control a public utility company, is not an intermediary through which such control is exercised, and does not exercise such controlling influence over the management or policies of a public utility company so as to make it necessary or appropriate in light of policies the Act was intended to promote to find that person to be a holding company. A party that makes a good faith filing under Section 2(a)(7)(B) is exempted from any obligation, duty, or liability imposed by the Act until the Commission has acted on the application.

               AES believes this application constitutes such a filing. Upon acquiring an interest in EDC, but prior to any EDC shareholders' meeting, AES will not in any practical or operative sense directly or indirectly hold securities in EDC that give AES a present entitlement to vote in the direction or management of the affairs of EDC. Under these circumstances, AES cannot be deemed to be a holding company with respect to EDC. The case of Kaneb Pipe Line Company, Holding Co. Act Release No. 16250, confirms this analysis on almost precisely the same facts. In that case, Kaneb Pipe Line Company ("Kaneb"), acquired 19.48% of the common stock of the Kansas- Nebraska Natural Gas Company ("K-N"), a public utility company under the Act. Kaneb explicitly admitted its intention to force a merger between Kaneb and K-N, but K-N's management had rejected any such offers. Kaneb filed an application with the Commission under Section 2(a)(7) of the Act to be declared not a holding company despite the fact that it owned more than 10 percent of K-N's outstanding voting securities. K-N's management objected to Kaneb's filing of the application, arguing that since Kaneb, against its wishes, was actually trying to gain control over K-N, Kaneb was already attempting to exercise a controlling influence and its application was made in bad faith. The Commission, however, disagreed, noting that attempting to exercise a controlling influence differs from actually being able to do so, and found that "the record shows an absence of the business, financial or personal relationships between the two managements that are often referred to as indicative of a controlling influence, other than stock ownership." As a result, the Commission issued an order granting Kaneb's application subject to certain conditions designed to ensure that any controlling influence available to Kaneb did not exceed an acceptable level.

               Kaneb intended to remain involved in the operations of K-N. In this case, however, AES intends to divest itself immediately of any connection with the company that EDC appears to believe raise issues under the Act, FPU. The Commission's holding in Kaneb should thus apply a fortiori in this case, as once AES gains control of EDC, it will immediately eliminate the source of any concern that could possibly arise under the Act, namely EDC's interest in FPU.2

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2       Upon obtaining actual control of EDC and disposing of EDC's interest in FPU, AES will file with the Commission a notice of foreign utility company status with respect to EDC.


               Moreover, if the absence of actual power to vote in the management of EDC means that EDC is not a subsidiary of AES, as that term is defined in the Act, FPU a fortiori would not be an affiliate of AES under the Act. The relations existing between AES, EDC and FPU during the period before AES is able to exercise any control over EDC or FPU - relations which would arise because of unilateral action taken by EDC - would not be of the type that concerned the Act's drafters because they do not create a present opportunity to engage in any of the evils the Act was intended to eliminate. At the first opportunity it has to exercise a right to vote in the management and the affairs of EDC, AES intends to cause EDC to dispose of that company's interest in FPU. The Commission should find that Section 9(a)(2) jurisdiction does not attach under these circumstances. The well-established "simultaneous merger" doctrine makes it clear that the Commission focuses only on the end-result of various related acquisition/merger transactions in assessing whether Section 9(a)(2) should apply. See, e.g., Association of Massachusetts Consumers, Inc. v. SEC, 516 F.2d 711 (D.C. Cir. 1975), cert. denied, 423 U.S. 1052 (1976). Here it would be wasteful and unnecessary (as well as harmful to the Act's purposes) to impose Section 9(a)(2) jurisdiction, as AES will functionally dispose of EDC's interest in FPU at the same time it acquires control over EDC.

C.      CONCLUSION

               For the above-stated reasons, AES requests that the Commission find that it entitled to the relief requested in this Application.


ITEM 2.        FEES, COMMISSIONS AND EXPENSES

Estimated Legal Fees and Expenses           $ **
Estimated Miscellaneous Expenses            $ **
                                          --------
Total                                       $ **

** To be filed by amendment.

ITEM 3.        APPLICABLE STATUTORY PROVISIONS

               Section 2(a)(7) is considered applicable to the proposed relief.

               To the extent that the proposed relief is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than that set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4.        REGULATORY APPROVALS

               No regulatory approvals, other than the relief requested in this Application, is required in connection with the transactions described in this Application.

ITEM 5.        PROCEDURE

               AES respectfully requests that the Commission issue and publish not later than July 14, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than August 8, 2000, by which comments may be entered and a date not later than September 1, 2000, as a date after which an order of the Commission granting this Application may be entered by the Commission.

               The AES hereby (i) waive a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision and
(iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.        EXHIBITS

H-1     Proposed Form of Notice

ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

               The transactions described in the Application will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved Second, consummation of the transactions will not result in changes in the operations of any of the companies mentioned in this Application that would have any significant impact on the environment. To AES's knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


                                 SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this pre-effective Amendment No. 1 to its Application/Declaration on Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.


THE AES CORPORATION:


By:     /s/  Paul Hanrahan
        -------------------------------------------------------
Name:   Paul Hanrahan

Title:  Senior Vice President


Date:   June 5, 2000